FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Corporation”) Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, B.C. V7X 1J1 Telephone: (604) 681-8371

Item 2:	Date of Material Change

February 9, 2004

Item 3:	Press Release

The Press Release was disseminated on February 9, 2004 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX, AMEX – BGO, AIM – BAU) released an update on its activities to December 31st, 2003 and outlined the Company’s expectations for 2004. All dollar figures are in United States dollars unless otherwise indicated.

Item 5:	Full Description of Material Change

Bema Gold Corporation released an update on its activities to December 31st, 2003 and outlined the Company’s expectations for 2004. All dollar figures are in United States dollars unless otherwise indicated.

Bema Consolidated Gold Production, 2003

Bema’s consolidated gold production for 2003 increased by 113% to 250,315 ounces compared to 2002 production of 117,319 ounces. Operating cash cost was $260 and total cash cost was $278 per ounce of gold produced. The Company realized a cash gain of $4.9 million from the exercise of South African rand denominated gold put options in 2003. When applied to Bema’s total operating cash cost, this cash gain would result in a reduction of approximately $20 per ounce for a net total cash cost of $258 per ounce.

Julietta Mine, Russia (Bema 79%)

In 2003 the Julietta Mine produced 118,145 ounces gold exceeding budget by approximately 1,800 ounces at an operating cash cost of $111 per ounce (budget $110) and a total cash cost of $148 per ounce (budget $155). Gold production at the Julietta Mine improved by 8.5% or 9,300 ounces and operating cash cost decreased by 7% compared to 2002.

Petrex Mines, South Africa (Bema 100%)

Petrex produced 132,170 ounces of gold from the date of acquisition, February 14th to December 31st 2003, at a total cash cost of $394 per ounce based on a conversion rate of 7.35 rand to one United States dollar (USD). Adjusting for the rand denominated gold put option gains would reduce the total cash cost to $357 per ounce.

Total cash cost at the Petrex Mines was $100 higher than budget due to the strength of the rand in 2003. Bema budgeted an exchange rate of 10 rand to 1 USD for the year while the rand averaged 7.35 to 1. Total cash cost was also affected by a delay in the scheduled ramp up of ore production from the open pit operations.

Bema successfully expanded the mill facilities at Petrex in 2003. Towards the latter part of the year, the mill demonstrated the ability to process ore in excess of the budgeted 190,000 tonnes per month. Recoveries have also improved during the fourth quarter, however the grade of open pit ore delivered to the mill has been below expectations and has resulted in higher than budgeted cash costs for the year.

The focus for 2004 at Petrex will be to improve open pit production. Bema has budgeted $2 million for drilling this year to better define open pittable reserves, which is expected to lead to improved ore delivery to the mill by the second quarter and a resulting reduction in cash costs.

2004 Production (Projected)

Bema’s projected gold production in 2004 is approximately 300,000 ounces at a combined total cash cost of $271 per ounce*. This would represent a 20% increase in the number of ounces produced at a slightly lower total operating cash cost per ounce. Annual production is projected to increase to over 400,000 ounces of gold in 2005 with the planned recommencement of operations at the Refugio Mine in Chile in late 2004. Gold production is projected to continue to increase over the next 3 years with the planned development of the Kupol Deposit and potential development of the Cerro Casale Deposit.

Petrex Mines production in 2004 is projected to increase to approximately 200,000 ounces of gold at a total cash cost of $320 per ounce* as open pit ore availability and grades improve.

The Petrex Mines total cash cost is sensitive to currency fluctuations as each 1 rand increase versus the US dollar would decrease operating costs by approximately $36 per ounce. The stronger rand versus the USD is being partially offset by rand denominated gold options that were put in place in 2002. For 2004 the Company has approximately 70% of production hedged with rand denominated gold put options.

The Julietta Mine is projected to produce 102,000 ounces of gold in 2004, a decrease of approximately 14% from 2003, as the mine is expected to be processing ore from lower grade stopes. Operating cash cost is budgeted at $135 per ounce and total cash cost is budgeted at $177 per ounce, an increase of approximately 20% from 2003, mainly due to higher royalty taxes and the processing of lower grade ore. The higher royalty taxes are a result of a higher spot gold price budget of $375 per ounce.

* Based on a projected 8 rand to 1 USD conversion rate and not accounting for any potential gains from the 2004 rand denominated gold put option program.

Based on a successful 2003 drill program the Company believes it has replaced all of the ore mined at Julietta during 2003. Exploration will continue at Julietta in 2004 in order to continue to convert resources into reserves and to further explore newly discovered high grade gold veins.

Refugio Mine, Chile (Bema 50%)

Bema and joint venture partner Kinross Gold Corporation plan to recommence gold mining operations at the Refugio Mine in late 2004, subject to financing. A 56,000 metre drill program in 2003 was successful in expanding reserves to justify a greater than 25% expansion of projected daily throughput compared to historic production levels. The new proven and probable reserves based on a gold price of $350 per ounce, are 12.4 million tonnes at a grade of 0.86 grams of gold per tonne for 3.4 million ounces of gold (Bema's share is 50%). The Refugio Mine will recommence production at a rate of 40,000 tonnes per day with projected annual gold production ranging between 230,000 and 260,000 ounces at a total cash cost projected to average approximately $225 per ounce over a ten year mine life.

The joint venture has commenced construction activities for the restart of operations which include the acquisition of a mining fleet, electrical power lines to the site, upgrading the crushing facilities to 40,000 tonnes per day, and other support facilities. M3 Engineering and Technology Corp. have been selected as the general contractor for this work.

Kupol Deposit, Russia (Bema - up to 75% interest)

Bema recently announced a preliminary Indicated Mineral Resource estimate at the Kupol Deposit of 2.5 million tonnes containing 1.8 million ounces of gold and 19 million ounces of silver at an average grade of 22.3 grams per tonne (g/t) gold and 232 g/t silver and an additional estimated 7.1million tonnes containing 4.2 million ounces of gold and 55.9 million ounces of silver at an average grade of 18.4 g/t gold and 243 g/t silver in the Inferred category. This resource estimate confirms that the Kupol vein system hosts a large, high grade gold and silver deposit. Bema has estimated the preliminary Mineral Resource based on 21,860 metres of drilling in 2003. Significant gold mineralization has been intercepted over 3.1 kilometres of drilled strike length and, from surface, to a depth of at least 300 metres. Mineralization remains open to the north, south and at depth.

An infill and exploration program comprising 57,000 meters of diamond drilling with 7 drills will commence in late May, 2004. Infill drilling will begin at Big Bend and exploration drilling will commence including deep drilling at Big Bend, the North Zone Extension and stepout drilling to the north. Furthermore, Bema is currently procuring equipment and supplies for the Kupol project in preparation for the 2004 exploration and development program. The program will include construction of a runway for fixed wing aircraft, earth works for mine and mill facilities, geotechnical and condemnation drill programs, final metallurgical test work, and procurement of equipment for planned 2005 construction, which remains subject to feasibility studies and financing.

Cerro Casale Deposit, Chile (Bema 24%)

Placer Dome is currently updating the previously completed feasibility study and has initiated discussions with lenders regarding potential production financing for the Cerro Casale gold and copper development project in northern Chile. Cerro Casale is owned by Compania Minera Casale (“CMC”), a Chilean contractual mining company owned indirectly by Placer Dome Inc. (51%) Bema (24%) and Arizona Star Resource Corp. (25%).

Placer Dome Technical Services Limited completed a feasibility study at Cerro Casale in January 2000 which estimated a measured and indicated mineral resources of approximately 23 million ounces of gold and 6 billion pounds of copper making it one of the world’s largest undeveloped gold and copper deposits. The feasibility study contemplated a large-scale open pit gold and copper mine assuming certain parameters, including a life-of-mine gold price of $350 per ounce and a copper price of $0.95 per pound. According to the feasibility study, Cerro Casale could produce 975,000 ounces of gold and 130,000 tonnes of copper per year over an 18-year mine life. Cash production costs are estimated to be less than $100 per ounce of gold with total costs estimated at $203 per ounce of gold (assuming credits for copper at $0.95 per pound). Upon making a positive production decision, Placer Dome is required to arrange up to $1.3 billion of project financing and commence construction of the mine in order to maintain its 51% interest.

Monument Bay, Manitoba (Bema 70%)

Based on exploration work to date, Bema has identified a high-grade inferred resource of tonnes containing 418,000 ounces of gold with an average grade of 20.4 grams per tonne gold at the Monument Bay project located in North Eastern Manitoba. In January of 2004 Bema commenced a 15,000-20,000 metre drill program at Monument Bay using three drill rigs. The program will test the main area of mineralization where the bulk of the inferred resource is contained.

Item 6:
Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, B.C. V6E 4S3 Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 18th day of February, 2004.

Roger Richer, Vice President of Administration,
General Counsel and Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NFLD]